Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

The following excerpts relating to Old National Bancorp’s (“Old National’s”) pending acquisition of United Bancorp, Inc. (“United”) are from the transcript of a conference call held by executive officers of Old National on April 28, 2014 in connection with Old National’s announcement of its financial results for the quarter ended March 31, 2014. Excerpts from the slide presentation used on the conference call which relate to the pending acquisition were previously filed on April 28, 2014 by Old National pursuant to Rule 425 under the Securities Act of 1933, and the transcript excerpts should be read in conjunction with those materials.

Additional Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of United and a preliminary Prospectus of Old National, and each of Old National and United has filed and will file other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to shareholders of United. United shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents (when available), free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of United is set forth in United’s Annual Report on Form 10-K, as filed with the SEC on February 28, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

James Sandgren, Old National Bancorp EVP and Chief Banking Officer:

…We’re also excited and actively planning the closing and integration process with our pending United partnership in Ann Arbor, Michigan. Just last Friday, United reported a strong 1st quarter as well, with growth in both loans and deposits. The team there is fully engaged and completely intact and ready to hit the ground running. We anticipate the closing to be early in the 3rd quarter of 2014…

(Q – Scott Siefers, Sandler O’Neill):

Given the volume of transactions it’s always a little tough to figure out exactly what’s going on, kind of on an apples-to-apples basis. It doesn’t sound like there’s any concern about the efficiency ratio target by the 4th quarter of this year. Just curious, as you see it, Bob, will hitting that target be more revenue driven, or will it be cost saving driven, given that you’ve got the two deals – one that just closed and then the next one a little later on in the year – how do you see things panning out from a cost/efficiency standpoint?

(A – Bob Jones, Old National Bancorp President and CEO):

Great question, Scott. I would tell you that as we talked to our Board, it’s all about expenses. I think you’ve heard my stupid saying that revenue growth is called “if-come.” If it comes, it’s great, and if it doesn’t come, I’m not going to bank on it. So, we really are focused on reducing that cost basis to get to the 64.5% and beyond. Any growth that we get in revenue will be great, but we’ve asked Mark Gorski to take a strong leadership role – many of you may remember Mark from his days at IBT as CFO – he’s been a great addition to Chris’ team and he really is knee deep in working with Jim and others and Chris to make sure that it’s all about expenses. It runs the gamut, you know… it’s looking at things like imaging and how we move paper, how do we do a better job in the back room. Part of the reorganization we just announced with the multitude of changes, most particularly with Julie Williams, it’s really about starting with a blank sheet of paper and redesigning our operations so that we can be much more efficient in serving the client and saving money. So, it’s all about reducing costs…

(Q—Stephen Geyen, D.A. Davidson & Co.):

Okay. Last question; you gave some comments or color on the expected one-time costs for the Tower and UBMI acquisition in 2Q with $6 to $8 million. Do you expect all the Tower expenses to be completed by the end of the second quarter? And do you expect all the UBMI one-time costs to be done by the end of the year?

(A—Bob Jones, Old National Bancorp President and CEO):

Yes to both…

(Q—Jon Arfstrom, RBC Capital Markets):

Okay, good. Then just maybe your comments on the reduction in overdraft presentments and maybe changing consumer behavior. I guess tie that into maybe the Durbin mitigation and with your two deals closing give us an update on your thinking in terms of how to offset some of that blow? Or is this just something you accept and move forward?

(A—Bob Jones—Old National Bancorp President & CEO):

Well, I think we accept the history and move forward. I think with our acquisition, our partnership in Fort Wayne and UBMI, and as I said the pipeline is there for Jim to do others, we clearly know we’ve got to grow above that purgatory base that we are in now with slightly over 10% just to cover it.

Now I’ve spent some time in Washington. It is our hope that at some stage in the future that line moves; maybe to $50 billion, but we’re not counting on it. I think, Jon, all we know is we’ve got to continue to drive costs down, drive revenue up to cover the inherent effects of Durbin.

Hopefully, we can land another couple of deals that will more than cover it, but it is there and we are painfully aware of it. But I’m confident that we can get through it by the time we are assessed…

(Q—Taylor Brodarick, Guggenheim Securities):

Okay, great. And, Chris, I’m sorry, just to make sure I’ve got this right. On the nonrecurring stuff for 2Q and 3Q, because I had had I think like 11.5 for Tower. So you take out the 2.5 one more time for 2Q and 3Q, what are we looking at for the one-times?

(A—Chris Wolking, Old National Bancorp Senior EVP and CFO):

For one-times, our total was 6 to 8, our expectation for the remainder of the year. Probably for second quarter largely most of that will be Tower and I don’t have the breakdown before me, but —.

(A—Bob Jones—Old National Bancorp President and CEO):

It’s actually 2 — we expect somewhere around 2 for Tower in the second quarter, the balance of that UBMI. Tower then would be pretty much done with one-times and anything else would be UBMI related…

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Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National Bancorp’s proposed merger with United. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the merger with Tower Financial Corporation and proposed merger with United might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the United merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of

Old National Bancorp to execute its business plan (including its proposed acquisition of United); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in Old National Bancorp’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission (“SEC”). These forward-looking statements are made only as of the date of this presentation, and Old National Bancorp does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

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